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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-18064
                                                  CUSIP No.: 985832-104


(Check one): (XX) Form 10-K  (  ) Form 11-K  (  ) Form 20-F  (  ) Form 10-Q
             (  ) Form N-SAR

          For Period Ended:  MARCH 31, 1995

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

          For the Transition Period Ended:

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  YES CLOTHING CO.

Former name if applicable:

Address of principal executive office (Street and Number):

                         1380 WEST WASHINGTON BOULEVARD

City, State and Zip Code:

                         LOS ANGELES, CALIFORNIA 90007
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[XX] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) THE COMPANY EXPECTS TO RECEIVE A SIGNIFICANT CAPITAL INFUSION WITHIN THE NEXT 10 DAYS WHICH WILL RENDER UNNECESSARY A GOING CONCERN QUALIFICATION TO THE OPINION OF ITS OUTSIDE AUDITORS, AND WILL FILE ITS FORM 10-K IMMEDIATELY UPON RECEIPT OF THIS INFUSION.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                          JEFFREY BUSSE - 213/765-7800

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [XX] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [  ] Yes  [XX] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                YES CLOTHING CO.
                                ----------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 1995            YES CLOTHING CO.



                               By:   /s/ Jeffrey Busse
                                     -------------------------------------------
                                     Jeffrey Busse, Chief Financial Officer

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                                                                    MOSS - ADAMS
                                                    Certified Public Accountants

================================================================================

To the Board of Directors
YES Clothing Co.



As independent accountants for YES Clothing Co., we have not yet formed our opinion on the financial statements of the Company for the year ended March 31, 1995. It is our understanding that the Company is expected to receive an infusion of capital in early July, and that such capital is necessary for the continuation of business operations. When this funding occurs, we will be in a position to render our opinion on the aforementioned financial statements.



/s/ Moss-Adams
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Los Angeles, California
June 28, 1995

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